BIOHARVEST SCIENCES INC.

1140-625 Howe Street

Vancouver, BC V6C 2T6

Telephone: (604) 685-4745

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) BioHarvest Sciences Inc. (the “Company”) at Suite 704, 595 Howe Street, Vancouver, B.C. V6C 2T5 on June 25, 2026, at 10:00 a.m. (Vancouver time) for the following purposes:

1.to set the number of directors of the Company for the ensuing year at seven (7) persons;

2.to elect Ilan Sobel, John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the annual general meeting to be held in 2029;

3.to elect Yeheskel (Chezy) Levy as a Class II director of the Company, to hold office until the annual general meeting to be held in 2027;

4.to appoint Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, as the auditors of the Company until the next annual general meeting of the Company and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5.to receive the audited financial statements of the Company for the financial year ended December 31, 2025 and the accompanying report of the auditors; and

6.to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The Company’s board of directors has fixed May 19, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, National Securities Administrators Ltd., Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 by mail or fax, no later than no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

If you are a non-registered shareholder of the Company, please complete and return the accompanying materials in accordance with the instructions set forth in the Information Circular.

DATED at Vancouver, British Columbia, this 22nd day of May 2026

By order of the Board of

BioHarvest Sciences Inc.

“Zaki Rakib”

Zaki Rakib

Chief Executive Officer